January 8, 2024

VIA EDGAR

Paul Cline
Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, DC 20549

Re:     JLL Income Property Trust, Inc.
Form 10-K for the year ended December 31, 2022
File No. 000-51948

Dear Mr. Cline and Ms. Monick:

We are writing in response to the comment letter dated December 22, 2023 regarding JLL Income Property Trust, Inc. (the “Company” or “we”), and the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). For your convenience, we have reproduced the comments below and included the Company’s responses to the comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Funds from Operations
Reconciliation of NAREIT FFO to AFFO, page 79

1.     We note your adjustment for performance fees to arrive at Adjusted Funds from
Operations (“AFFO”). We further note your disclosure that you use AFFO as a supplemental measure of your operating performance. Please address the following:

• Please clarify for us the nature of the performance fees paid to advisors. Your response should address, but not be limited to, if such fees were for services provided under the Advisory Agreement.

Response:

LaSalle Investment Management, Inc. (“LaSalle”) acts as the Company’s advisor pursuant to the advisory agreement among LaSalle and the Company and its operating partnership (the “Advisory Agreement”). LaSalle, a registered investment advisor with the Securities and Exchange Commission, has broad discretion with respect to the Company’s investment decisions and is responsible for selecting its investments and for managing the investment portfolio pursuant to the terms of the Advisory Agreement. Pursuant to the Advisory Agreement, we pay LaSalle a fixed advisory fee of 1.25% of our net asset value (“NAV”) calculated daily.

The Advisory Agreement also allows for a performance fee to be earned by LaSalle for each share class based on the total return of that share class or operating partnership unit during the calendar year. Total return is calculated as the change in the NAV per share of the common stock or operating partnership unit between January 1st and December 31st each year plus any dividends paid per share or unit to investors during that year, divided by the NAV per share or unit on January 1st of the year. The performance fee earned by LaSalle is calculated as 10% of the return in excess of 7% per annum. Unlike many other NAV REIT offerings, there is no performance fee earned by LaSalle for the return from 0% to 7% per annum should total returns for the year exceed 7% (i.e. no advisor “catch-up performance fee”). The typical catch-up performance fee allows certain other NAV REIT advisors to collect a fee on all the operating income and increases in fair value of the portfolio during a calendar year should total returns exceed the hurdle (generally 5%) and be sufficient to allocate fees at a specified ratio (generally 12.5% to the advisor and 87.5% to the investor) until such advisor has collected its full share (generally 12.5%) of the total return. These fees are usually paid out in operating partnership units to other NAV REITs that are then redeemable for cash after a short holding period. The Company has thus far paid such fees in cash. We see no economic difference to the investor between paying cash or issuing operating partnership units for performance fees.

• Please tell us how you determined that the exclusion of performance fees is consistent with the use that you disclose; that is, how you determined these fees are unrelated to your operating performance.

Response:

Management does not consider the performance fee to be part of operations when evaluating operating results of the portfolio as the fee is primarily generated as a result of the then current capital markets environment. Management focuses on the cash flow generated by the individual properties in the portfolio to evaluate how the Company’s operations are performing. Management believes it is appropriate to exclude the performance fees from the calculation of AFFO as the performance fee is only earned in years when the values of the Company’s real estate investments increase by greater than 3.0% from the prior year values. The historic operating returns during years when a performance fee was earned by LaSalle averaged 3.9%, which required an increase in real estate values greater than 3% to meet the 7% hurdle for performance fees to be earned. The increases in real estate investment values are primarily the result of unrealized increases in third-party appraisal values of the real estate investments we own. The performance fee will likely never be earned in years when real estate investment values increase less than 3%, are flat, or decrease. The unrealized increases in real estate values do not flow through the Company’s financial statements and therefore we believe expenses related to those unrealized increases should not flow through AFFO.

Additionally, the exclusion of performance fees from the calculation of AFFO allows investors to compare the operating results across years, without having to factor in capital market conditions impacting certain years.

The inclusion of performance fees in a calculation of AFFO would create a disconnect between what investors experience in the total investment returns of their common stock and what could be viewed as a poor year of operating performance.

• Please clarify for us if the performance fees earned in 2022 and 2021 were paid in cash.

Response:

The performance fee has been paid in cash for all years it has been earned by LaSalle.

• Please tell us if you consider the performance fees to be normal, recurring, cash operating expenses necessary to operate your business and how you made that determination.

Response:

The performance fee is not normal and recurring as it has been earned in only six out of eleven full calendar years since the Company launched its continuous public offering in October 2012. As discussed above, we do not believe it is an operating expense for AFFO calculation purposes as it is related to the unrealized increase in fair value of the real estate investments the Company owns. The unrealized increases in fair value are included in the NAV per share but, they are not included as unrealized gains on our financial statements and therefore an expense related to unrealized gains should also be excluded from AFFO.

Sincerely,

JLL INCOME PROPERTY TRUST, INC.

By:	/s/ Gregory A. Falk
Name: Gregory A. Falk
Title: Chief Financial Officer and Treasurer